UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on CHICAGO AREA COMMUNITIES DEPLOY REGIONWIDE ALVARION MOBILE BROADBAND NEWORK TO FIGHT CRIME, FIRE, dated May 17, 2006	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

   ALVARION LTD.

Date: May 17, 2006                        By: /s/ Dafna Gruber
                      Name: Dafna Gruber
                      Title:   Chief Financial Officer

EXHIBIT 1
Contacts
Dafna Gruber, CFO            Carmen Deville
+972 3 645 6252                  +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com       carmen.deville@alvarion.com

FOR IMMEDIATE RELEASE

CHICAGO AREA COMMUNITIES DEPLOY REGIONWIDE ALVARION
 MOBILE BROADBAND NEWORK TO FIGHT CRIME, FIRE

BreezeACCESS® 900 Network Uses Only 14 Base Stations to Provide
Full Coverage Across Seven Cities

Mountain View, California, May 17, 2006 - Alvarion, (NASDAQ: ALVR), the world’s leading provider of wireless broadband solutions and specialized mobile networks, today announced that six Chicago area communities have deployed a regional mobile broadband network using its BreezeACCESS 900 system to support fixed and mobile public safety applications, specifically to help crime and fire fighting efforts. Using only fourteen base stations to cover the entire area, along with the associated mobile terminals installed in the public safety vehicles, the network was designed and deployed by Alvarion partner PCS Technologies in the Chicago area including the cities of Hodgkins, North Riverside, Riverside, Lyons, Countryside, McCook, and the Pleasantview Fire District.

“This deployment is an ideal prototype of suburban communities addressing their common public safety interests with a regional broadband network,” commented John Feldman, vice president and general manager of PCS Technologies. “The BreezeACCESS 900 leverages Alvarion’s deep understanding of the mobile public safety market going back to 2000 enabling coverage of the entire region for a fraction of the cost of comparable mesh solutions. Sharing infrastructure and access to some common servers and databases generates many economies for the communities, while giving each city the ability to tailor the specific information available to their public safety officials and access to unique servers city-by-city.”

Connecting approximately 50 police cars and 15 fire vehicles, the network is used for dispatch functions, while enabling mobile access to central databases such as the Department of Motor Vehicle (DMV) records. Also providing remote access to several video surveillance cameras to monitor and protect public structures, such as the local water treatment plant and city government buildings, network deployment began last year and has grown incrementally to include additional local jurisdictions.

“Being adjacent to Chicago has its advantages, but it also means we need big city policing on a small city budget," noted Mark Wilkans, lieutenant of the Hodgkins Police Department and chair of the technical subcommittee of the Area-wide Law Enforcement Radio Terminal System (ALERTS) users group, a statewide body focused on officer use of mobile technologies. “The total price of a new system is as important as its effectiveness and with Alvarion, the mobile broadband network has proven to be equally effective in crime fighting and cost. Adding the fact that the network crosses multiple cities and departments—including both fire and police—gives us a terrific advantage since all units responding to joint assistance emergencies have common access, even outside their home jurisdiction.”

A cost-effective alternative to a mesh network requiring less than one-tenth the infrastructure, BreezeACCESS 900 offers secure, robust and reliable mobile access covering both metro and rural areas and implements advanced features for high-performance seamless roaming, even at freeway speeds. With the ability to integrate Wi-Fi access into the vehicle-mounted subscriber unit, BreezeACCESS 900 permits departments to leverage the low cost and mass market availability of Wi-Fi enabled devices within a 300 foot zone around each vehicle. BreezeACCESS 900 also integrates seamlessly with other BreezeACCESS systems, including BreezeACCESS 4900, enabling carrier-class, FIPS 197 secure, licensed backhaul of BreezeACCESS 900 cells.

“With increasing demand for Homeland Security and other public safety applications, broadband at vehicular speeds, especially in non-line-of-sight conditions, is becoming a basic requirement for cities and so they are beginning to adopt it everywhere," said Amir Rosenzweig, president of Alvarion, Inc. "Our BreezeACCESS 900 is key in addressing this market by delivering the needed capacity, coverage, performance and overall critical robustness at a fraction of the cost of other systems.”

Supporting both fixed and mobile subscribers, BreezeACCESS 900 is an effective, real-time communications system that provides complete coverage even in areas with many obstructions. Whether connecting emergency vehicles to the public safety network or residential users in dense foliage areas, BreezeACCESS 900 is the ideal solution due to its frequency customization and fast, programmable frequency hopping capabilities.

About Alvarion

With more than 2 million units deployed in 150 countries, Alvarion is the worldwide leader in wireless broadband, providing systems to carriers, ISPs and private network operators, and also in extending coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas.

Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum™ is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions.

For more information, visit Alvarion’s World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-650.314.2653.